77-C Matters Submitted for Shareholder Vote

A special meeting of the shareholders of the FMI Funds, Inc. (the
"Corporation"), consisting of three series: FMI Large Cap Fund, FMI
Common Stock Fund and FMI International Fund, was held on August
18, 2016.  At the meeting, the shareholders elected nine Directors to the Corporation's Board of Directors.  The results of the shareholder vote are as follows (there were no broker non-votes and no abstentions):

FMI Funds, Inc.         For             Withheld
John S. Brandser        411,801,622     68,420,256
Patrick J. English      411,779,102     68,442,776
Ted D. Kellner          411,293,651     68,928,227
Barry K. Allen          410,790,110     69,431,469
Robert C. Arzbaecher    472,520,968     7,700,911
Gordon H. Gunnlaugsson  472,104,805     8,117,074
Paul S. Shain           472,716,462     7,505,416
Robert J. Venable       472,528,841     7,693,038
Lawrence J. Burnett     472,389,935     7,831,944